ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED		BOND NUMBER

Madison Investment Advisors, Inc.		91130109B
EFFECTIVE DATE	BOND PERIOD		AUTHORIZED REPRESENTATIVE

May 1, 2010	December 15, 2009 to December 15, 2010		/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Madison Scottsdale, LC
Madison Mosaic, LLC
Mosaic Funds Distributor, LLC
Madison Asset Management, LLC
Concord Asset Management LLC
Concord Investment Company Profit Sharing Plan & Trust
Madison Investment Advisors, Inc. Profit Sharing Plan
Madison Strategic Sector Premium Fund
Madison Mosaic Government Money Market Trust
Madison Mosaic Equity Trust, a series trust consisting of:
o	Disciplined Equity Fund
o	Mid-Cap Fund
o	Investors Fund
o	Balanced Fund
o	Small/Mid-Cap Fund
o	Madison Institutional Equity Option Fund
Madison Mosaic Income Trust, a series trust consisting of:
o	Core Bond Fund
o	Government Fund
o	Institutional Bond Fund
o	Corporate Income Shares (COINS) Fund
Madison Mosaic Tax-Free Trust, a series trust consisting of:
o	Tax-Free National Fund
o	Virginia Fund
MEMBERS Mutual Funds, a series fund consisting of:
o	MEMBERS Cash Reserves Fund
o	MEMBERS Bond Fund
o	MEMBERS Diversified Income Fund
o	MEMBERS Equity Income Fund
o	MEMBERS High Income Fund
o	MEMBERS Large Cap Value Fund
o	MEMBERS Large Cap Growth Fund
o	MEMBERS Mid Cap Value Fund
o	MEMBERS Mid Cap Growth Fund
o	MEMBERS Small Cap Fund
o	MEMBERS International Stock Fund
o	MEMBERS Conservative Allocation Fund
o	MEMBERS Moderate Allocation Fund
o	MEMBERS Aggressive Allocation Fund
Ultra Series Fund, a series fund consisting of:
o	USF Money Market Fund
o	USF Large Cap Value Fund
o	USF Diversified Income Fund
o	USF Bond Class Fund
o	USF Large Cap Growth Fund
o	USF High Income Fund
o	USF International Fund
o	USF Mid Cap Fund
o	USF Conservative Allocation Fund
o	USF Moderate Allocation Fund
o	USF Aggressive Allocation Fund
o	USF Small Cap Fund
o	USF Target Retirement 2020 Fund
o	USF Target Retirement 2030 Fund
o	USF Target Retirement 2040 Fund
o	USF Equity Income Fund

It is further understood and agreed that Rider No. 1 to this Bond is hereby deleted in its entirety and replaced by this Rider No. 12, effective as of 12:01 a.m. on May 1, 2010, Standard Time at the Principal Address.

RN1.0-00 (1/02)
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.